Exhibit 99.1

Sinovac Biotech Files Form 12b-25 with
the U.S. Securities and Exchange Commission

Beijing, June 30, 2006 (Xinhua PR Newswire)---Sinovac Biotech Ltd. (AMEX: SVA) announced today that it has filed a Form 12b-25 (Notification of Late Filing) with the Securities and Exchange Commission with respect to its annual report on Form 20-F for the fiscal year ended December 31, 2005.

The late filing is the result of the uncovering and ongoing remediation of possible violations of Section 402 of U.S. Sarbanes-Oxley Act of 2002 in respect of certain arrangements previously entered into by Sinovac with a former director and a former officer and director that had been previously disclosed in the Company's SEC filings.  Section 402 prohibits an issuer subject to the Sarbanes-Oxley Act from extending or maintaining (directly or indirectly) personal loans to directors or executive officers, subject to certain exceptions.  The late filing is also attributable to delays Sinovac has experienced in completing its financial statements and audit for the year ended December 31, 2005.

Sinovac was unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2005 without the expenditure of unreasonable effort and expenses as outlined in its Form 12b-25 filing.

About Sinovac
Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases.  Sinovac’s vaccines include Healive™ (hepatitis A), Bilive™ (hepatitis A & B) and Anflu™ (influenza). Sinovac has vaccines in clinical trials to combat avian influenza (bird flu).

Additional information about Sinovac is available on the Company website, http://www.sinovac.com and the Sinovac Investor Relations website, http://finance.groups.yahoo.com/group/Sinovac_Biotech_IR/

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Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACT:
Craig H. Bird
Segue Investor Relations
Phone: (215) 885- 4981
Fax: (215) 885 - 4982
Email: Sinovac@segue.biz